Brian A. Pearlman (954) 713-7615 bapearlman@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893

CHICAGO, ILLINOIS

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BOCA RATON, FLORIDA

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MIAMI, FLORIDA

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TAMPA, FLORIDA

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WEST PALM BEACH, FLORIDA

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HOFFMAN ESTATES, ILLINOIS

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MILWAUKEE, WISCONSIN

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MEMBER OF
INTERNATIONAL

LAWYERS NETWORK

March 20, 2007

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Emerging Growth Companies

450 5th Street, N.W.

Washington, DC  20549

Attention:  John Krug and Amy Bruckner

Re:

XenaCare Holdings, Inc.

Registration Statement on Form SB-2

Filed December 22, 2006

File No. 333-139595

Dear Sir and Madam:

On behalf of XenaCare Holdings, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated March 7, 2007.  Each of our responses has been numbered to be consistent with the Comments on the Comment Letter.  In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

FORM S-1

Explanatory Note

COMMENT 1.

We note your response to comment 5 and the changes you have made to refer to a subsequent offering.  Your disclosure on the cover page and in the plan of distribution section does not describe this “subsequent offering.”  In fact, the plan of distribution section does not distinguish between the offering by the company or the selling shareholders.  Please advise or revise.  We may have additional comments.

The cover page and the plan of distribution has been revised to describe the “subsequent offering” which is the secondary offering of certain shares by the selling shareholders.

Securities and Exchange Commission

February 23, 2007

Cover Page

COMMENT 2.

We note your response to comment 7 and reissue the comment.  Since the secondary offering is covered by the same registration statement, the prior comment, including the alternative presentation, remains applicable.  As there is currently no market for your securities, you are required to set a price at which they will be sold by the selling shareholders.  Selling shareholders will be able to sell their shares at the market price if and when a market for your securities develops.

The cover of the prospectus, the offering prospectus summary, and plan of distribution section have been revised to disclose that the selling shareholders will initially sell their shares at a set price of $5.00 per share.  These sections are also revised to indicate that if a market for the Company’s common stock develops, then such selling shareholders will be able to sell their shares at the market price.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

COMMENT 3.

We acknowledge your response to comment 27; however, it remains unclear why you recognized $100,000 in “other” revenue for the year ended December 31, 2005.  Please tell us and disclose why the discontinued use of your nurse practitioners in doctors’ offices triggered your recognition of the $100,000, which you describe as previously “unearned,” in fiscal 2005.

Further review of the transaction has resulted in a reclassification on the Statement of Operations for the year ended December 31, 2005 of the $100,000 from other revenue to other income.  The true nature of the amount received was in settlement of a contract with a non-related party due to the discontinued use of nurse practitioners in doctor’s offices.

COMMENT 4.

We acknowledge your response to comment 29.  While you have quantified approximately $1.3 million of the increase in your selling, general and administrative (SG&A) expense for the year ended December 31, 2006, your disclosure does not quantify and describe the remaining $0.4 million.  You previously disclosed that the “development of personal performance and lifestyle performance NPPs” partly contributed to the overall increase in your SG&A expense during fiscal 2006.  Please tell us why you no longer discuss that factor in your filing.  We believe that the $1.7 million (232%) increase in your SG&A expense is a material change that you are required to quantify pursuant to Financial Reporting Codification Section 501.04 and Item 303 (b)(v) of Regulation S-B.  Please revise your disclosure accordingly.

Securities and Exchange Commission

February 23, 2007

The Company has expanded the discussion in the Results of Operations to quantify and describe the remaining $0.4 million, of which all of this is related to selling and marketing costs.  The Company revised its disclosure to include a discussion regarding the Personal Performance Products as they relate to selling and marketing costs.  Pursuant to Financial Reporting Codification Section 501.04 and Item 303(b) (v) of Regulation S-B, the Company has also revised its disclosures.

Liquidity and Capital Resources, page 15

COMMENT 5.

We note you believe cash on hand, anticipated revenues and the proceeds from the public offering will permit you to fund your operations for the next twelve months.  We also note that as of December 31, 2006 you had $44,000 in cash, anticipated net proceeds of $200,000 from the public offering, and a net loss of $2.2 million for the year ended December 31, 2006.  Please advise us supplementally concerning the level of revenues you anticipate to support your operations for the next twelve months.  We may have additional comments.

The Company anticipates that its cash needs to support anticipated revenues should not be at the same level as 2006 since it has already incurred significant expenses in 2006 for infrastructure, formulations, Internet and book writing, which expenses should not be recurring in 2007.  Revisions to that effect have been made to the text.  Further, based on indications from sales agents and prospective customers, the Company anticipates revenues by the third quarter of 2007 of at least $700,000 per month.

Business, page 16

COMMENT 6.

We note your response to comment 30 and reissue the comment.  Simply deleting references to XenaCare SOC, purportedly a line of business you have historically engaged in, is not responsive.  Please revise to clarify that your SOC products account for substantially all of your revenues and describe your plans for this line of business.

The business section has been revised to clarify that SOC products account for substantially all of the Company’s business and to disclose the plans for this line of business.

Clinical, page 16

COMMENT 7.

We note your response to comment 38 and reissue the comment.  Please expand the discussion to describe the nature and extent of FDA regulation and approval, if any.

The text has been expanded to further describe FDA issues.

Securities and Exchange Commission

February 23, 2007

Replenishment Systems, page 17

COMMENT 8.

Please expand the discussion to explain what you mean by the term “consistent with our current XenaCare Clinical operations.”  We may have additional comments.

The text has been revised to indicate that the company intends to market and sell these products in a matter similar to the XenaCare Clinical operations.

COMMENT 9.

Please expand the discussion to clarify the relationship with, and planned operations of, your proprietary platform of poly-formulas supporting disease treatment.  Do you intend to continue to pursue revenue generation from the poly-formulas and, if so, how?

The text has been revised to further clarify that the B.R.S. line will not compete with the XenaCare Clinical products.  While the Company intends to market and sell its B.R.S. products in the same manner as the XenaCare Clinical products, the actual products are different.  The Company will continue to pursue revenue generation from the XenaCare Clinical products.

Selling Shareholders, page 27

COMMENT 10.

The first sentence of this section refers to warrants for your common stock, however the table does not reflect to such warrants in the footnotes.  In addition, the discussion under “Description of Securities” states you have no outstanding warrants, options or other rights to acquire common shares.  Please advise or revise.

The reference within the first sentence of this section referring to “warrants” has been deleted.

COMMENT 11.

We note your response to comment 47.  Please clarify whether the registrant will bear all the costs of both offerings.  In addition, please confirm that the prospectus will be updated as required throughout the period of the secondary offering, including the completion and results of the public offering.

The initial paragraph under the selling shareholder section has been revised to indicate that the costs of registering the shares offered by the selling shareholders and the shares offered by the Company to the public are being paid by the Company.  As indicated in the previous filing, the selling shareholders will pay all others costs of the sale of the shares offered by them.  The second paragraph under the selling shareholders section has been revised to indicate that the prospectus will be updated as required throughout the period of the secondary offering, including the completion and results of the offering.

Plan of Distribution, page 30

COMMENT 12.

We note the reference in the first paragraph that you intend that the registration statement cover shares that may be acquired by the

Securities and Exchange Commission

February 23, 2007

selling shareholders.  Please provide us supplementally with an explanation of this phrase.  In this regard, we note the absence of any disclosure in the selling shareholder table pertaining to options, warrants, or other convertible securities currently owned by the selling shareholders.  We may have additional comments.

The reference relating to registration of shares that may be acquired by selling shareholders has been deleted.

Notes to Consolidated Financial Statements (Unaudited), page F-7

Note 1.- Organization and Nature of business, page F-7

COMMENT 13.

We acknowledge your response to comment 51 and reissue our comment, as your response did not clarify how you accounted for the XenaCare LLC transaction and why you present the financial statement information of XenaCare LLC for the periods preceding the incorporation of XenaCare Holdings, Inc.

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Provide us the basis for your accounting treatment of XenaCare LLC as the predecessor, referencing the applicable authoritative accounting literature.

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Tell us what consideration was given to accounting for the transaction as a purchase pursuant to SFAS No. 141.

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Tell us the ownership of each member or shareholder and the percentage interests owned in XenaCare LLC and XenaCare Inc. before and after the transaction.

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Provide additional disclosure in your financial statements clarifying the accounting treatment for the transaction.

•

Revise the notes to your financial statements to clarify that you issued the 19 million founders’ shares prior to your transaction with XenaCare LLC.

In accordance with SFAS No. 141, the purchase method of accounting was applied to the exchange of equity interests.  For accounting purposes, the consummation of these actions resulted in a transaction between entities under common control with XenaCare LLC as the accounting survivor and surviving business entity and the Company as the surviving legal entity.  Please see the attached document for the ownership of each member or shareholder and the percentage interests owned in XenaCare LLC and XenaCare Holdings, Inc. before and after the transaction.  We have revised our disclosures to clarify the accounting treatment for the transaction and that the founders’ shares were issued prior to the transaction with XenaCare LLC.

Securities and Exchange Commission

February 23, 2007

Impairment of Long-Lived Assets, page F-8

COMMENT 14.

Refer to your response to comment 53.  Please disclose the factors that led management to determine the $46,189 in software assets were impaired during the year ended December 31, 2005.

The Company has revised its disclosure to discuss the factors that led management to determine the $46,189 in software assets were impaired during the year ended December 31, 2005 in the notes to the consolidated financial statements and within the results of operations.

Note 9 – Common Stock, page F-12

COMMENT 15.

Please refer to your response to comment 49 and address the following comments.

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Please revise your disclosure to describe your accounting policy with respect to the 250,000 common shares issued in satisfaction of product development services rendered during fiscal 2006.  State that you recorded the transaction based on the fair value of the services you received.

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Please disclose whether you issued the 250,000 shares to a related party and how you recorded their issuance in your June 30, 2006 financial statements, which was prior to the performance of the related services.

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Tell us why $500,000 is included in the members’ equity column in your statement of stockholders’ equity for the year ended December 31, 2006.

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Please correct your statement of stockholders’ equity for the issuance of 250,000 shares of common stock since the related amounts appear to be in the wrong columns.

The Company has revised its disclosure to state that it recorded the transaction based on the fair value of the services rendered and that the shares were issued to a non-related party.  The transaction was incorrectly recorded in the June 30, 2006 and September 30, 2006 interim unaudited financial statements as deferred compensation.  During the audit of the financial statements and related information as of and for the year ended December 31, 2006, it was determined that services had been rendered in the fourth quarter.  The appropriate accounting treatment was recorded as of December 31, 2006 and the $500,000 transaction was recognized as an expense in general and administrative within the consolidated statement of operations for the fair value of the services rendered.

The Statement of Changes in Stockholders’ Equity for the year ended December 31, 2006 has been corrected.

Securities and Exchange Commission

February 23, 2007

We note the Staff’s closing comments and have provided marked copies of the Amended Registration Statement.  We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

Sincerely,

Brian A. Pearlman

BAP/sm

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Xenacare Holdings, Inc. SEC Question 13

Company Before the Conversion Transaction	Shareholder		Units/Shares Held Before Transaction	% Held Before Transaction	Shares Held in Xenacare Holdings, Inc. After Transaction	% Held in Xenacare Holdings, Inc. After Transaction

Xenacare Holdings, Inc.:
Xenacare Holdings, Inc.	Dr. Alan	Xenakis	7,559,226	38.2%	7,559,226	36.7%
Xenacare Holdings, Inc.	Frank	Rizzo	7,492,477	37.9%	7,492,477	36.4%
Xenacare Holdings, Inc.	Conned, Inc.		4,728,841	23.9%	4,728,841	23.0%

Total			19,780,545	100%	19,780,545	96.1%

Xenacare LLC:
Xenacare LLC	Michael	Wasserman	100,000	6.3%	50,000	0.2%
Xenacare LLC	Phillip	Beron	50,000	3.1%	25,000	0.1%
Xenacare LLC	Robert & Theresa	Matus	50,000	3.1%	25,000	0.1%
Xenacare LLC	Merry R. Willis Trust		100,000	6.3%	50,000	0.2%
Xenacare LLC	Fausto	De La Cruz	50,000	3.1%	25,000	0.1%
Xenacare LLC	Jim	Daw	50,000	3.1%	25,000	0.1%
Xenacare LLC	Korten Revocable Trust		50,000	3.1%	25,000	0.1%
Xenacare LLC	Leo & Eileen	Arnold	25,000	1.6%	12,500	0.1%
Xenacare LLC	Aaron	Rifkind	25,000	1.6%	12,500	0.1%
Xenacare LLC	Jack	Corman	25,000	1.6%	12,500	0.1%
Xenacare LLC	James E. Newbury Trust		50,000	3.1%	25,000	0.1%
Xenacare LLC	Tom	Entwistle	425,000	26.6%	212,500	1.0%
Xenacare LLC	John	Miller	50,000	3.1%	25,000	0.1%
Xenacare LLC	DB Estimators, Inc		25,000	1.6%	12,500	0.1%
Xenacare LLC	William & Cynthia	Miccichi	50,000	3.1%	25,000	0.1%
Xenacare LLC	Craig & Rachelle	Wood	50,000	3.1%	25,000	0.1%
Xenacare LLC	John	Chase	100,000	6.3%	50,000	0.2%
Xenacare LLC	Prosperity Xenapartners, LLC		75,000	4.7%	37,500	0.2%
Xenacare LLC	James M.	Dillon	50,000	3.1%	25,000	0.1%
Xenacare LLC	Robert B.	Greene	150,000	9.4%	75,000	0.4%
Xenacare LLC	Sean	Conners	50,000	3.1%	25,000	0.1%

Total			1,600,000	100.0%	800,000	3.9%

Grand Total					20,580,545	100.0%